CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF IX ENERGY HOLDINGS, INC.

IX Energy Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation

RESOLVED, that the Corporation is hereby authorized to amend and restate Article iv of its Articles of Incorporation, in its entirety to increased the authorized capital stock that the Corporation is authorized to issue, such that the Corporation shall have the authority to issue 500,000,000 shares of Common Stock, par value $0.0001such that Article IV is superseded and replaced as follows:

ARTICLE IV

The total number of shares which the Corporation is authorized to issue is Five Hundred Million (500,000,000) shares, all of which are designated Common Stock, par value of one-one hundredth of one mil ($0.0001) per share.

SECOND: That in lieu of a meeting and vote of stockholders, a majority of the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.")

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be signed by Steven Hoffmann, its Chief Executive Officer, this 28th day of August, 2009.

/s/ Steven Hoffmann

By: Steven Hoffman
Chief Executive Officer